DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

03017691

No Act
P.E. 1-17-03
1-07260

March 14, 2003

Act 1934
Section 14A-8
Rule
Public Availability 3/14/2003

Deborah E. Kurtzberg
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006-1470

Re: Nortel Networks Corporation
Incoming letter dated January 17, 2003

Dear Ms. Kurtzberg:

This is in response to your letter dated January 17, 2003 concerning the shareholder proposal submitted to Nortel by the Carpenters' Local 27 Pension Trust Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Enclosures

cc: Ucal Powell
Carpenters' Local 27 Benefit Trust Funds
Office of Trust Fund
Manion, Wilkins & Associates Ltd.
230 Norseman Street
Etobicoke, Ontario M8Z 6A2
Canada

CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

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RUE DE LA LOI 23
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ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

MAIN TOWER
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CHIYODA-KU TOKYO 100-0013

January 17, 2003

VIA EXPRESS MAIL

Securities and Exchange Commission
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Ladies and Gentlemen:

Our firm is counsel to Nortel Networks Corporation, a Canadian corporation (the "Company"). We are submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement"), attached hereto as Attachment A, from the Carpenters' Local 27 Pension Trust Fund (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2003 Annual Meeting of Shareholders (the "Annual Meeting"), currently expected to be held in late April, 2003.

As more fully discussed below, the Company intends to omit the Proposal and Supporting Statement from its Proxy Materials pursuant to rules ("Rules") 14a-8(e) and (f) under the Exchange Act because the Proposal was received by the Company on November 28, 2002, twenty-seven days after the November 1, 2002 deadline for submitting a shareholder Proposal.[1]

The Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on its exclusion of the Proposal pursuant to these Rules. In accordance with Rule 14a-8(j), we are submitting to the Staff six copies of this letter, together with the Proposal and Shareholder's Explanations, on

(i)

[1] The Company believes that there are several other grounds on which the Proposal may be omitted from the Proxy Materials which the Company reserves the right to raise in the event that the Staff disagrees with the grounds for exclusion discussed herein.

behalf of the Company, and simultaneously providing the Proponent with a copy of such documents.

Discussion

- *The Proposal may be omitted under Rules 14a-8(e) and (f) because the Proposal was received at the Company's principal executive offices after the deadline for submitting a shareholder Proposal for inclusion in the Proxy Materials.*

Rule 14a-8(e)(1) requires that shareholder Proposal be received at a company's principal executive offices by the deadline stated in the company's prior-year proxy statement (the "Deadline"), provided that the company held an annual meeting in the prior year and the date of the meeting for which the shareholder seeks to submit a proposal has not changed by more than thirty days from the date of such prior-year meeting.

Rule 14a-8(e)(2) requires that the Deadline be not less than one hundred twenty calendar days before the date of the company's proxy statement released to shareholders in connection with the prior year's annual meeting and Rule 14a-8(f) permits omission of a proposal from the proxy materials unless it is "received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Staff in the past has strictly construed the Deadline, permitting companies to omit from proxy materials Proposal received at the company's principal executive officers even one day past the Deadline. *See, e.g.*, Coca-Cola Co., SEC No-Action Letter (January 11, 2001); Hewlett-Packard Co., SEC No-Action Letter (November 27, 2000); Hewlett-Packard Co., SEC No-Action Letter (November 9, 1999); Norfolk Southern Corp., SEC No-Action Letter (February 23, 1998); Chevron Corp., SEC No-Action Letter (February 10, 1998); Rockwell Int'l Corp., SEC No-Action Letter (November 20, 1996); Chrysler Corp., SEC No-Action Letter (January 16, 1996); Raytheon Co., SEC No-Action Letter (January 16, 1996); and Sun Company, Inc., SEC No-Action Letter (January 3, 1996).

The Company's 2002 proxy statement states, under the heading "Shareholder Proposal for the Company's 2003 Annual Meeting," that any shareholder Proposal submitted for inclusion in the Proxy Materials must be received at the Company's principal executive offices by November 1, 2002, and if they are not, that the Company may exclude them under U.S. Securities law. This date complies with the calculation of the Deadline as set forth in Rule 14a-8(e)(2) because it is not less than 120 days before the date of the Company's 2002 proxy statement (March 11, 2002) and the 2003 annual meeting is not expected to be held more than 30 days after the 2002 meeting.

The Proposal and Supporting Statement were received by the Company on November 28, 2002, twenty-seven days after the Deadline provided in the Company's 2002 proxy statement. In accordance with Rules 14a-8(e) and (f) and the authority cited above, the Company believes that the Proposal may properly be omitted from the Proxy Materials. We respectfully ask the Staff to confirm that the Proposal may be so omitted and that no enforcement action will be recommended as a result. Please stamp and return the enclosed duplicate original of this letter to indicate the date on which this request was filed.

Please don't hesitate to contact the undersigned if you have any questions regarding the foregoing, or if we can be of any further assistance.

Sincerely,

Deborah E. Kurtzberg

Attachment A

The Proposal and Supporting Statement

The Proposal and Supporting Statement read as follows:

Auditor Independence Proposal

Resolved, that the shareholders of Nortel Networks Corporation ("Company") request that the Board of Directors adopt an auditor independence policy providing for the following:

(1) That the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any consulting or other non-audit services to our Company; and

(2) That the proxy circular distributed by our Company disclose all fees paid by the Company to the public accounting firm retained to provide audit services, including a sufficient breakdown of the services so that shareholders can ascertain whether our Company is engaging the firm to provide any consulting or other non-audit services.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The Public Interest and Integrity Committee of the Canadian Institute of Chartered Accountants ("CICA") recently issued an Exposure Draft of Proposed Canadian Independence Standards for auditors ("Exposure Draft"). In the Foreword, the Committee noted:

> Audited financial statements form the cornerstone of the capital markets and independence forms the cornerstone of the audit. Independence is the avoidance of situations that might impair or be seen to impair judgment and objectivity; and maintaining independence is crucial for auditors to have the impartiality required for the dependability of the audited financial statements.

We believe that today investors seriously question whether auditors are independent of the company and corporate management that retain them. A major reason for this skepticism, we believe, is that management of once admired companies such as Enron, Tyco, and WorldCom have misled investors and their auditors have either been complicit or simply inept. Over the last year hundreds of billions of dollars in market value have vanished as investor have lost confidence in the integrity of markets. A key reason for this lack of confidence is the skepticism investors have in companies' financial statements.

The Exposure Draft recognizes that the provision of certain non-assurance services is incompatible with the independence required when providing an assurance service. The standards proceed to identify a range of services which audit firms would be prohibited from providing their audit clients, including: financial statement preparation services and bookkeeping services; valuation services; internal audit services; hardware of software system design; and legal services, among others.

Notably absent, though, is any outright ban on auditors providing consulting services to audit clients. We believe that utilizing auditors to provide consulting services gives rise to potentially enormous conflicts of interest and significantly compromises an auditor's independence.

Many companies, including ours, either engage their auditors to provide consulting services or provide inadequate disclosure in their proxy statements to ascertain whether they engage their auditors for consulting services. We urge your support for this resolution asking the Board to cease engaging auditors for consulting or other non-audit services and to provide adequate disclosure to ensure investors that it is doing so.

Jay Alaw 11/28

the Carpenters' Local 27 Benefit Trust Funds

Office of Trust Fund: Marion, Wilkins & Associates Ltd., 230 Norseman Street, Etobicoke, Ontario M8Z 6A2
Tel. (416) 234-5044 Fax: (416) 234-8147

[SENT VIA FACSIMILE 905-863-8386]

November 28, 2002

RECEIVED
NOV 2 8 2002
Deborah J. Noble

Deborah J. Noble
Corporate Secretary
Nortel Networks Corporation
8200 Dixie Road
Brampton, Ontario L6T 5P6

Re: Shareholder Proposal

Dear Ms. Noble:

On behalf of the Carpenters' Local 27 Pension Trust Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Nortel Networks Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of auditor independence. The Proposal is submitted pursuant to subsection 17 of the amended Canadian Business Corporations Act and accompanying regulations.

The Fund is the beneficial owner of approximately 86,000 shares of the Company's common stock that have been held continuously for more than six months prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Funds intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

CLEARY, GOTTLIEB, STEEN & HAMILTON
ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000

RECEIVED
2003 MAR 10 PM 2:15

FACSIMILE

From	Laurence Seymour	Date	March 10, 2003
Sender's direct dial	1 212 225 2946	For retransmission	(212) 225-3545
Sender's fax		Total pages sent	

To	At	Fax	Phone
Jeffrey Werbert	SEC	202 942-9544	202 942-1957

Re: Nortel No-Action Letter Request for Proposal Submitted by the Carpenters' Local 27 Benefit Trust Funds

Dear Mr. Werbert,

Per Debbie Kurtzberg's request, I am forwarding to you the letterhead of the Carpenters' Local 27 Benefit Trust Funds, in reference to a no-action letter request that we previously submitted. I am not sure the address will be legible in the fax (as our copy is already a fax), it is as follows:

The Carpenters' Local 27 Benefit Trust Funds
Manion, Wilkins & Associates Ltd.
230 Norseman Street
Etobicoke, Ontario
M8Z 6A2
Attn: Ucal Powell

Please feel free to contact me if you require any additional information.

Regards,
Larry Seymour

Sender's ID: 21193 Our ref. # 23471-290

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nortel Networks Corporation
Incoming letter dated January 17, 2003

The proposal relates to adopting a policy with respect to Nortel's public accounting firm.

There appears to be some basis for your view that Nortel may exclude the proposal under rule 14a-8(e)(2) because Nortel received it after the deadline for submitting proposals. We note in particular your representation that Nortel did not receive the proposal until after this deadline. Accordingly we will not recommend enforcement action to the Commission if Nortel omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor